Pfizer Inc.
235 East 42nd Street
New York, N.Y. 10017-5755

July 6, 2012

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.  20549
Attention: Jim B. Rosenberg

Re:	Pfizer Inc.
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 28, 2012

Form 8-K Dated May 1, 2012
Filed May 1, 2012
File No. 001-03619

Dear Mr. Rosenberg:

Pfizer Inc. (“Pfizer” or “we”) is submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated June 22, 2012, with respect to Pfizer’s Form 10-K filed with the Commission on February 28, 2012 for the fiscal year ended December 31, 2011 (SEC File No. 001-03619) (the “Form 10-K”), and Pfizer’s Form 8-K filed with the Commission on May 1, 2012 (SEC File No. 001-03619).

Set forth below is the heading and text of each comment followed by our response.

Form 10-K for Fiscal Year Ended December 31, 2011
Exhibit 13
Financial Review
Provision for Taxes on Income, page 35

1.
Please refer to prior comment one. Your disclosure in footnote a) for taxation of non-U.S. Operations discusses the components of the rate impact and is the same for all periods. Yet the rate reconciliation for taxation of non-U.S. operations shows a 3.3% decrease in 2011, a 2.2% increase in 2010 and 9.4% decrease in 2009. Please provide us proposed disclosure to be included in future periodic reports that quantifies and explains each factor causing the increase or decrease for each year.

Response

In response to the Staff’s comments about information contained on pages 73-74 in the Notes to Consolidated Financial Statements––Note 5B. Taxes on Income: Tax rate Reconciliation, footnote (a) to the table, we respectfully provide the following:

●
The percentages in the tax rate reconciliation relating to the taxation of non-U.S. operations can be significantly impacted by the level of non-U.S. earnings as compared to the level of total earnings. For example, the same level of non-U.S. earnings in a year with lower total earnings would show a higher percentage impact of the non-U.S. operations in that year although no change occurred in the actual level of non-U.S. earnings.

●
To assist readers in understanding changes, we believe that we clearly disclose each component causing the increase or decrease for each year. In footnote (a) to the table, we state that the rate impact of the line called “Taxation of non-U.S. operations” reflects “the jurisdictional location of earnings, the costs of certain repatriation decisions and uncertain tax positions.” These three components are applicable to all of the years presented, have been consistently included in this rate-impact line year-over-year, and are directly related to our non-U.S. operations and the associated impact on our effective income tax rate.

●	For context, with respect to these components:

-
The jurisdictional location of earnings is a significant component of our effective tax rate each year as tax rates outside of the U.S. are generally lower than the U.S. statutory income tax rate. The rate impact of this component is influenced by the specific location of non-U.S. earnings and the level of such earnings as compared to our total earnings. From period to period, the jurisdictional mix of earnings can vary as a result of operating fluctuations in the normal course of business, as well as the extent and location of other income and expense items, such as restructuring charges, asset impairments, and gains and losses on strategic business decisions, among others. These types of fluctuations are disclosed in Notes to Consolidated Financial Statements––Note 5A. Taxes on Income: Taxes on Income (on page 72 of our 2011 Financial Report) in the table showing the components of Income from continuing operations before provision for taxes on income in footnotes (a) and (b) to the table.

-
The cost of repatriation decisions is a significant component and generally offsets some of the reduction to our effective tax rate each year resulting from the jurisdictional location of earnings. The cost of repatriation decisions is disclosed in Notes to Consolidated Financial Statements––Note 5A. Taxes on Income: Taxes on Income (on pages 72-73 of our 2011 Financial Report) in the table showing the components of Provision for taxes on income in footnotes (a), (b) and (c) to the table, for 2011, 2010 and 2009, respectively.

-
The impact of changes in uncertain tax positions can result in either an increase or decrease to our effective tax rate. In all years presented, these impacts were not material or unusual (i.e., we have a separate line for the resolution of certain tax positions), except that 2010 includes an increase based on tax positions taken during a prior period (see additional information below).

●
As the rate impact of taxation of non-U.S. operations typically reduces our effective tax rate, the 2.2% increase in 2010 is an anomaly and results from an increase in our uncertain tax positions based on tax positions taken during a prior period. Without these adjustments, the impact of taxation of non-U.S. operations in 2010 would have had the overall effect of reducing the effective tax rate. (For clarity, these adjustments are below the 5% threshold consideration for separate disclosure.)

In response to the Staff’s concerns and in recognition of the fact that readers of our financial statements would benefit from increased understanding of the year-to-year changes that resulted in a 3.3% decrease in 2011, a 2.2% increase in 2010 and 9.4% decrease in 2009, we propose to provide the following modified disclosures, to the extent applicable, commencing with our next filing on Form 10-K:

In Notes to the Consolidated Financial Statements––Note 5B. Taxes on Income: Tax Rate Reconciliation (on pages 73-74 of our 2011 Financial Report), footnote (a) to the table, substantially marked to show the disclosure added:

Taxation of non-U.S. operations(a)

(a)
For taxation of non-U.S. operations, this rate impact reflects the generally lower income tax rates in the locations where we do business outside of the United States, as well as the cost of repatriation decisions and changes in uncertain tax positions not otherwise disclosed in the reconciliation: (i) the jurisdictional location of earnings is a significant component of our effective tax rate each year as tax rates outside of the U.S. are generally lower than the U.S. statutory income tax rate. The rate impact of this component is influenced by the specific location of non-U.S. earnings and the level of such earnings as compared to our total earnings. From period to period, the jurisdictional mix of earnings can vary as a result of operating fluctuations in the normal course of business, as well as the extent and location of other income and expense items, such as restructuring charges, asset impairments, and gains and losses on strategic business decisions, among others; (ii) the cost of repatriation decisions is a significant component and generally offsets some of the reduction to our effective tax rate each year resulting from the jurisdictional location of earnings; and (iii) the impact of changes in uncertain tax positions not otherwise disclosed in the reconciliation can result in either an increase or decrease to our effective tax rate.

In all periods presented, the reduction in the effective tax rate resulting from the jurisdictional location of earnings is largely due to manufacturing incentives associated with our subsidiaries in Puerto Rico, Ireland, and Singapore. We benefit from a Puerto Rican incentive grant that expires in 2029. Under the grant, we are partially exempt from income, property and municipal taxes. In Ireland, we benefited from an incentive tax rate effective through 2010 on income from manufacturing operations. In Singapore, we benefit from incentive tax rates effective through 2031 on income from manufacturing operations. For a discussion about the fluctuations in the jurisdictional mix of earnings, see also Note 5A. Taxes on Income: Taxes on Income in the table showing the components of Income from continuing operations before provision for taxes on income in footnotes (a) and (b) to the table.

The impacts of these generally lower non-U.S. tax rates were partially offset in all periods presented by (i) the cost of repatriation decisions (see also Note 5A. Taxes on Income: Income Taxes in the table showing the components of Provision for taxes on income in footnotes (a), (b) and (c) to the table) and (ii) changes in uncertain tax positions not otherwise disclosed in the reconciliation, which were not significant in any period.

In 2010, the rate impact also includes the adjustments to increase our uncertain tax positions based on tax positions taken during a prior period (see also the reconciliation of our gross unrecognized tax benefits for 2010 in Note 5D. Taxes on Income: Tax Contingencies, where substantially all of the prior period increases relates to non-U.S. jurisdictions). Because of these adjustments, the impact of taxation of non-U.S. operations in 2010 had the overall effect of increasing, rather than reducing, our effective tax rate.

Form 8-K dated May 1, 2012
Exhibit 99

2.
Please refer to prior comment four. We do not agree with your interpretation of guidance in Question 102.10 of our Compliance and Disclosure Interpretation for Non-GAAP Financial Measures or the adequacy of your proposed new disclosure in resolving our concerns about the “undue prominence” of your non-GAAP financial information. Please represent to us that you will no longer present full statement-of-income reconciliations between your GAAP and non-GAAP financial measures in future Item 2.02 Form 8-K submissions or elsewhere.

Response

In response to the Staff’s concerns and in consideration of the discussion during our call on June 28, 2012, we respectfully provide the following information:

We appreciated the opportunity to discuss this matter with the Staff and now have a more complete understanding of the Staff’s interpretation of Question 102.10 of the Compliance & Disclosure Interpretations for Non-GAAP Financial Measures: that is, that a GAAP to non-GAAP reconciliation that utilizes a full income statement format gives “undue prominence,” in all cases, to the non-GAAP financial information. As a result, we represent to you that we will no longer present a full statement of income to reconcile our GAAP financial measures to non-GAAP financial measures in future Item 2.02 Form 8-K submissions or elsewhere.

Accordingly, and as discussed with the Staff, we will make the following modifications to our reconciliation format for historical results in future Item 2.02 Form 8-K filings:

●	We will change the heading of the reconciliation to convey clearly that the reconciliation is not a full income statement presentation. Specifically, the heading will be changed as follows:

FROM:	“Reconciliation of Reported Net Income Attributable to Pfizer Inc. and Its Components and Reported Diluted EPS Attributable to Pfizer Inc. Common Shareholders to Adjusted Income and Its Components and Adjusted Diluted EPS”

TO:	“Reconciliation of GAAP Reported to Non-GAAP Adjusted Information––Certain Line Items”

●
We will alter the presentation so that it does not resemble a full income statement presentation. Specifically, using as a reference our first quarter 2012 reconciliation that appeared in our Form 8-K filed May 10, 2012, we will eliminate the following captions, subtotals and line items: “Costs and Expenses,” “Net income before allocation to noncontrolling interests,” “Earnings per common share––diluted for Income from continuing operations attributable to Pfizer Inc. common shareholders” and “Earnings per common share––diluted for Discontinued operations—net of tax.”

●	We will change our descriptive terminology in the table for our GAAP and non-GAAP information to more clearly differentiate the two measures. Specifically, the terminology will be changed as follows:

FROM: “Reported” and “Adjusted”

TO:       “GAAP Reported” and “Non-GAAP Adjusted”

●
And, as noted in our letter to the Staff dated May 22, 2012, we will present the GAAP Reported information in bold and will expand our cautionary language (in note (a)) to further emphasize the limitations of the Non-GAAP Adjusted information as follows (marked to show the disclosure to be added):

“Non-GAAP Adjusted income and its components and Non-GAAP Adjusted diluted EPS are not, and should not be viewed as, substitutes for U.S. GAAP net income and its components and diluted EPS. Despite the importance of these measures to management in goal setting and performance measurement, we stress that Non-GAAP Adjusted income and its components are non-GAAP financial measures that have no standardized meaning prescribed by U.S. GAAP and, therefore, have limits in their usefulness to investors. Because of the non-standardized definitions, Non-GAAP Adjusted income and its components (unlike U.S. GAAP net income and its components) may not be comparable to the calculation of similar measures of other companies. Non-GAAP Adjusted income and its components are presented solely to permit investors to more fully understand how management assesses performance.”

Additionally, we will no longer use the term “Adjusted total costs”, as currently defined, in future Item 2.02 Form 8-K submissions or elsewhere.

*            *                *

Please do not hesitate to contact me at 212-733-3222 with any questions or comments you may have.

Very truly yours,

/s/ Loretta V. Cangialosi
Loretta V. Cangialosi
Senior Vice President and Controller

cc:	Matthew Lepore
Vice President and Corporate Secretary, Chief Counsel – Corporate Governance

Frank A. D’Amelio
Executive Vice President, Business Operations and Chief Financial Officer

Larry P. Bradley
Partner – KPMG LLP